UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Valspar Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

920355104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1 (b)
[ ]  Rule 13d-1 (c)
[ ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  920355104

(1) Name of reporting person (Person 1)
U.S. Bancorp

I.R.S. identification no. of above person
41-0255900

(2) Check the appropriate box if a member of a group (see instructions)
(a) [ ]
(b) [ ]

(3) SEC use only



(4) Citizenship or place of organization
Delaware,U.S.A



Number of shares beneficially owned by each reporting person with:

(5)  Sole Voting Power	          110,155

(6)  Shared Voting Power	   93,253

(7)  Sole Dispositive Power       104,792

(8)  Shared Dispositive Power	  101,085

(9) Aggregate amount beneficially owned by each reporting person
205,877

(10) Check if the aggregate amount in row (9) excludes certain shares (see instructions) [ ]

(11)  Percent of class represented by amount in row (9)
0.25%

(12)  Type of reporting person (see instructions)
HC


CUSIP No.  920355104

(1) Name of reporting person (Person 2)
U.S. Bank National Association

I.R.S. identification no. of above person
31-0841368

(2) Check the appropriate box if a member of a group (see instructions)
(a) [ ]
(b) [ ]

(3) SEC use only



(4) Citizenship or place of organization
Delaware, U.S.A.



Number of shares beneficially owned by each reporting person with:

(5)  Sole Voting Power	          110,155

(6)  Shared Voting Power	   93,253

(7)  Sole Dispositive Power       104,792

(8)  Shared Dispositive Power	  101,085

(9) Aggregate amount beneficially owned by each reporting person
205,877

(10) Check if the aggregate amount in row (9) excludes certain shares (see instructions) [ ]

(11)  Percent of class represented by amount in row (9)
0.25%

(12)  Type of reporting person (see instructions)
BK



Item 1

(a) Name of issuer:
Valspar Corp

(b) Address of issuer's principal executive offices:
901 3rd Avenue South
Minneapolis, MN 55402


Item 2

(a) Name of person filing:
U.S. Bancorp as parent holding company for U.S. Bank National
Association, in various	fiduciary capacities.

(b) Address of principal business office or, if none, residence:
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

(c) Citizenship:
U.S. Bancorp - Delaware, U.S.A.
U.S. Bank National Association - Delaware, U.S.A.


(d) Title of Class of Securities:
Common Stock

(e) CUSIP Number:
920355104


Item 3

If this statement is filed pursuant to sections 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).
(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c).
(d) [ ]	Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]	An investment adviser in accordance with section
        240.13d-1(b)(1)(ii)(E).
(f) [ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g) [X]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] A non-U.S. institution in accordance with section
        240.13d-1(b)(1)(ii)(J).
(k) [ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4 - Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

(a) Amount beneficially owned:    205,877
(b) Percent of class:  0.25%
(c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote:                   110,155
    (ii) Shared power to vote or to direct the vote:                 93,253
    (iii) Sole power to dispose or to direct the disposition of:    104,792
    (iv) Shared power to dispose or to direct the disposition of:   101,085


Item 5 - Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6 - Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        Not applicable.



Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

        See Item 2 and Exhibit A.



Item 8 - Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

        Not applicable.


Item 9 - Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

        Not applicable.


Item 10 - Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. Bancorp
Dated:  February 12, 2015


/s/ Beverly Antonich
Signature

Beverly Antonich, Vice President
Name / Title